Filing by Delaware Enhanced Global Dividend and Income Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

2005 Market St.
Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC. AND
DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
ANNOUNCE PROPOSED REORGANIZATION

PHILADELPHIA, May 19, 2011 — The Board of Directors of Delaware Investments Global Dividend and Income Fund, Inc. (NYSE: DGF) ("DGF") and the Board of Trustees of Delaware Enhanced Global Dividend and Income Fund (NYSE: DEX) ("DEX") today announced their decision to approve a proposal providing for the reorganization of DGF into DEX. Under the terms of the proposed reorganization, DEX would acquire substantially all of DGF's assets in exchange for newly issued shares of common beneficial interest of DEX. Those shares of DEX would then be distributed pro rata to DGF's shareholders, and DGF would subsequently be liquidated and dissolved. Common shares of DGF would be exchanged for common shares of DEX based on the relative net asset values of each Fund’s common shares. These transactions, which are expected to be tax-free, are subject to the approval of the Agreement and Plan of Acquisition by each Fund’s shareholders.

Each Fund’s Board plans to submit the proposals described above to each Fund’s shareholders at a special meeting, currently expected to take place on September 21, 2011. Any solicitation of proxies by each Fund in connection with this shareholder meeting will be made only pursuant to proxy materials filed under the federal securities laws. It is anticipated that these proxy materials will be distributed to each Fund’s shareholders in July 2011. There can be no assurance that the shareholders of each Fund will vote in favor of the proposals.

Each Fund is a closed-end fund managed by Delaware Management Company, a series of Delaware Management Business Trust. The investment objective of DGF is to seek high current income; capital appreciation is a secondary objective. The investment objective of DEX is to seek current income; capital appreciation is a secondary objective.  Each Fund has the ability to utilize leveraging techniques in an attempt to obtain a higher return for the Fund. At present, each Fund maintains a line of credit with The Bank of New York Mellon, which is utilized by the Funds for leveraging purposes. If the merger is approved, it is anticipated that the surviving Fund will continue to utilize leverage under a line of credit following the close of the transaction.  As of April 30, 2011, the total net assets of DGF and DEX were approximately $39.3 million and $178.5 million, respectively.

In connection with the proposed transactions, each Fund intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a combined proxy statement for each Fund and a Form N-14 registration statement for DEX that will contain a prospectus. Because those documents will contain important information, each Fund’s shareholders are urged to read them carefully when they become available. When filed with the SEC, those documents will be available free of charge at the SEC’s website, www.sec.gov. Each Fund’s shareholders will also be able to obtain copies of these documents and other transaction-related documents, when available, by calling Delaware Investments toll-free at 800 523-1918. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

2005 Market St.
Philadelphia, PA 19103-7094

About Delaware Investments

Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $150 billion in assets under management (as of March 31, 2011). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $321 billion in assets under management as of March 31, 2011.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information, visit www.delawareinvestments.com or for shareholder-related questions, call 800 523-1918.

Investments in the Funds are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Funds, the repayment of capital from the Funds, or any particular rate of return.
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Media Contact	Media Contact
Marlene Petter Delaware Investments 215 255-1427	Paula Chirhart Macquarie Group 212 231-1310

© 2011 Delaware Management Holdings, Inc.